UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         MeriStar Hotels & Resorts, Inc.
                                (Name of issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of class of securities)

                                    589988104
                                 (CUSIP Number)

                          Foster A. Stewart, Jr., Esq.
                             American Skiing Company
                            Sunday River Access Road
                               Bethel, Maine 04217
                            Tel. No.: (207) 824-8100
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 8, 2000
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    1      NAME OF REPORTING PERSON

           American Skiing Company

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON     04-3373730

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |X|
                                                                         (b) [ ]
    3      SEC USE ONLY

    4      SOURCE OF FUNDS   OO

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION        State of Delaware

          NUMBER OF              7    SOLE VOTING POWER
           SHARES                                       ------------------------
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
                                 8    SHARED VOTING POWER              5,928,564
                                                          ----------------------
                                 9    SOLE DISPOSITIVE POWER
                                                            --------------------
                                10    SHARED DISPOSITIVE POWER
                                                              ------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     5,928,564

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES     [ ]

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     16.49%

   14      TYPE OF REPORTING PERSON   CO


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

    1      NAME OF REPORTING PERSON

           ASC Merger Sub, Inc.

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |X|
                                                                         (b) [ ]

    3      SEC USE ONLY

    4      SOURCE OF FUNDS   OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)    [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION        State of Delaware

          NUMBER OF              7    SOLE VOTING POWER
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
                                 8    SHARED VOTING POWER          5,928,564
                                                         -----------------------
                                 9    SOLE DISPOSITIVE POWER
                                                            --------------------
                                10    SHARED DISPOSITIVE POWER
                                                              ------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                      5,928,564
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES    [ ]

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   16.49%

   14      TYPE OF REPORTING PERSON   CO



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

Item 1.     Security and Issuer.

                  This Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of MeriStar Hotels & Resorts, Inc. (the "Issuer"). The Issuer is a Delaware corporation with its principal executive offices located at 1010 Wisconsin Avenue, NW, Washington, DC 20007.

Item 2.     Identity and Background.

                  The names of the persons filing this statement are American Skiing Company, a Delaware corporation ("American Skiing"), and ASC Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of American Skiing ("Merger Sub" and together with American Skiing, the "Filing Persons"). The address of the principal business and principal office of American Skiing and Merger Sub is Sunday River Access Road, Bethel, Maine 04217.

                  The principal  business of American Skiing is the operation of alpine ski, snow board and golf resorts throughout the United States. Merger Sub was incorporated solely for the purpose of merging with and into the Issuer, and has no other business. Set forth in Schedule A and Schedule B is the name, citizenship, business or residence address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of American Skiing and Merger Sub, respectively, as of the date hereof.

                  During the last five years, neither the Filing Persons, nor, to the knowledge of the Filing Persons, any person named in either Schedule A or Schedule B, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  During the last five years, neither the Filing Persons, nor, to the knowledge of the Filing Persons, any person named in either Schedule A or Schedule B, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

                  This Statement relates to a voting agreement, dated as of December 8, 2000 (the "Voting Agreement"), among American Skiing, the Issuer and each stockholder of the Issuer who is a party to the Voting Agreement (collectively, the "Stockholders") and the associated proxy granted to American Skiing by the Stockholders as described in Item 6 below.

Item 4.     Purpose of Transaction.

                  American Skiing, Merger Sub and the Issuer entered into an Agreement and Plan of Merger, dated as of December 8, 2000 (the "Merger Agreement"), which provides that Merger Sub will be merged with and into the Issuer (the "Merger") and each share of Common Stock will be converted into the right to receive, without interest, 1.88 shares of common stock, par value $.01 per share, of American Skiing ("American Skiing Common Stock"). American Skiing requested that the Stockholders enter into the Voting Agreement as an inducement to American Skiing and the Merger Sub to enter into the Merger Agreement. The Voting Agreement is intended to provide greater certainty that American Skiing's acquisition of the Issuer will be consummated.

                  If the Merger is consummated in accordance with the terms of the Merger Agreement, (i) the directors of Merger Sub immediately prior to the effective time of the Merger will become the initial directors of the surviving corporation, (ii) the Certificate of Incorporation of the Issuer shall be the Certificate of Incorporation of the surviving corporation except that the name shall be changed to Doral Management Co., Inc. and (iii) the By-laws of Merger Sub, as in effect immediately prior to the effective time of the Merger, will be the By-laws of the surviving corporation. Additionally, the Common Stock will be deregistered under the Securities Act of 1933 and delisted from The New York Stock Exchange.

                  Other than as described above, the Filing Persons currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although the Filing Persons reserve the right to develop such plans).

Item 5.     Interest in Securities of the Issuer.

                  (a) - (b) As a result of the Voting Agreement, the Filing Persons may be deemed to each be the beneficial owner of 5,928,564 shares of Common Stock for purposes of Rule 13d-1(a) promulgated under the Securities Exchange Act of 1934, as amended, which represents approximately 16.49% of the shares of Common Stock outstanding (based on the number of shares of Common Stock outstanding on November 30, 2000).

                  (c) To the knowledge of the Filing Persons, neither the Filing Persons nor any other person referred to in Schedule A or Schedule B attached hereto beneficially owns or has acquired or disposed of any shares of Common Stock during the past 60 days.

(d)      Not applicable.

(e)      Not applicable.

Item 6.  Contracts,  Arrangements,   Understandings  or  Relationships  with
         Respect to Securities of the Issuer.

                  Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein (including approval by the holders of the Issuer's outstanding shares of Common Stock and expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended), the Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving corporation, and each issued and outstanding share of Common Stock, other than shares owned by American Skiing or the Issuer, will be converted into the right to receive, without interest, 1.88 shares of American Skiing Common Stock.

                  Pursuant to the Voting Agreement, each Stockholder has appointed American Skiing (or any nominee of American Skiing) as his lawful proxy in all matters relating to the consummation of the transactions contemplated by the Merger Agreement. Such proxy gives American Skiing the right to vote each of the 5,928,564 shares (the "Shares") at every annual, special or adjourned meeting of the stockholders of the Issuer (i) in favor of the approval of the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement and (ii) against any proposal or action in respect of a third party acquisition that would reasonably be expected to result in a breach of any covenant, representation or warranty of the Issuer under the Merger Agreement or that would reasonably be expected to impede, interfere with, or materially and adversely affect the Merger and (iii) in favor of any other matter necessary for the consummation of the transactions contemplated by the Merger Agreement. Each Stockholder further agreed to cause the number of Shares over which he has voting power to be voted in accordance with the foregoing.

                  The obligations of the Stockholders under the Voting Agreement terminate upon the termination of the Merger Agreement.

                  The descriptions herein of the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to such agreements, copies of which are filed hereto as Exhibits 99.1 and 99.2, respectively, and which are specifically incorporated herein by reference in their entirety.

                  Except as provided in the Merger Agreement and the Voting Agreement, to the best knowledge of the Filing Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits.

Exhibit Description

99.1. Agreement and Plan of Merger, dated as of December 8, 2000, among American Skiing Company, ASC Merger Sub, Inc., and MeriStar Hotels & Resorts, Inc.

99.2. Voting Agreement, dated as of December 8, 2000, MeriStar Hotels & Resorts, Inc., American Skiing Company, Oak Hill Capital Partners, L.P., Oak Hill Capital Management Partners, L.P., F.W. Hospitality, L.P., Arbor REIT, L.P., and MHX Investors, L.P.

99.3. Joint Filing Agreement between American Skiing Company and ASC Merger Sub, Inc.

                                    Signature


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 18, 2000                   AMERICAN SKIING COMPANY

                                            By /s/ Foster A. Stewart, Jr.
                                               ---------------------------------
                                               Name: Foster A. Stewart, Jr.
                                               Title: Vice President and
                                                      General Counsel


                                            ASC MERGER SUB, INC.

                                            By /s/ Foster A. Stewart, Jr.
                                               ---------------------------------
                                               Name: Foster A. Stewart, Jr.
                                               Title: Assistant Secretary

                                  EXHIBIT INDEX


Exhibit                           Description

99.1. Agreement and Plan of Merger, dated as of December 8, 2000, among American Skiing Company, ASC Merger Sub, Inc., and MeriStar Hotels & Resorts, Inc.

99.2. Voting Agreement, dated as of December 8, 2000, MeriStar Hotels & Resorts, Inc., American Skiing Company, Oak Hill Capital Partners, L.P., Oak Hill Capital Management Partners, L.P., F.W. Hospitality, L.P., Arbor REIT, L.P., and MHX Investors, L.P.

99.3. Joint Filing Agreement between American Skiing Company and ASC Merger Sub, Inc.





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
                                   Schedule A

                      DIRECTORS OF AMERICAN SKIING COMPANY

                  The name, present business address and present principal occupation or employment of each director of American Skiing Company are set forth below. Each person listed below is a citizen of the United States of America.

                                         Present Principal
Name                                     Occupation/Employment                  Present Business Address
----                                     ---------------------                  ------------------------

David B. Hawkes                          Co-owner and Consultant                482 Congress Street, Suite 400
                                         with Cloudhawk Management              Portland, ME 04101
                                         Consultants, LLC

Paul Wachter                             Chief Executive Officer,               3110 Main Street
                                         Main Street Advisors                   Santa Monica, CA 90405

Paul W. Whetsell                         Chairman of the Board of               1010 Wisconsin Avenue, NW, Suite 650
                                         Directors and Chief Executive          Washington, DC 20007
                                         Officer of MeriStar Hospitality
                                         Corporation

Gordon M. Gillies                        Faculty, Hebron Academy                P.O. Box 111
                                                                                Hebron, ME 04238

Leslie B. Otten                          Chairman and Chief                     Sunday River Access Road
                                         Executive Officer, American            Bethel, Maine 04217
                                         Skiing Company

Robert J. Branson                        RMB Realty, Inc.                       1133 Connecticut Avenue
                                                                                NW #800
                                                                                Washington, DC 20036

Alexandra C. Hess                        Associate, Oak Hill                    65 East 55th Street, 32nd Floor
                                         Capital Management, Inc.               New York, NY 10022

Bradford E. Bernstein                    Partner, Oak Hill Capital              65 East 55th Street, 32nd Floor
                                         Management, Inc.                       New York, NY 10022

J. Taylor Crandall                       Vice President and Chief               2775 Sand Hill Road, Suite 220
                                         Financial Officer of                   Menlo Park, CA 94205
                                         Keystone, Inc.

Steven B. Gruber                         Managing Partner, Oak Hill             65 East 55th Street, 32nd Floor
                                         Capital Management, Inc.               New York, NY 10022

William S. Janes                         President, RMB Realty, Inc.            1133 Connecticut Avenue
                                                                                NW #800
                                                                                Washington, DC 20036


                                       9


                   AMERICAN SKIING COMPANY EXECUTIVE OFFICERS

                  The name and title of each executive officer of American Skiing Company are set forth below. The present business address of each executive officer listed below is Sunday River Access Road, Bethel, Maine 04217. Each person listed below is a citizen of the United States of America.


Name                                                         Title
----                                                         -----
Leslie B. Otten                                              Chairman and Chief Executive Officer
G. Christopher Brink                                         Senior Vice President - Marketing
William J. Fair                                              Chief Operating Officer, President - Resort Operations
Christopher E. Howard                                        Executive Vice President and Secretary
Hernan R. Martinez                                           Senior Vice President and Chief Operating
                                                             Officer, American Skiing Company Resort Properties, Inc.
Mark J. Miller                                               Senior Vice President and Chief Financial
                                                             Officer



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
                                   Schedule B

                        DIRECTORS OF ASC MERGER SUB, INC.

                  The name, present business address and present principal occupation or employment of each director of ASC Merger Sub, Inc., are set forth below. Each person listed below is a citizen of the United States of America.

                                         Present Principal
Name                                     Occupation/Employment                  Present Business Address
----                                     ---------------------                  ------------------------

Leslie B. Otten                          Chairman and Chief Executive           Sunday River Access Road
                                         Officer, American Skiing Company       Bethel, Maine 04217

Chris Howard                             Executive Vice President and           Sunday River Access Road
                                         Secretary, American Skiing Company     Bethel, Maine 04217

Brad Bernstein                           Partner, Oak Hill Capital              65 East 55th Street, 32nd Floor
                                         Management, Inc.                       New York, NY 10022


                     ASC MERGER SUB, INC. EXECUTIVE OFFICERS

                  The name and title of each executive officer of ASC Merger Sub, Inc., are set forth below. The present business address of each executive officer listed below is Sunday River Access Road, Bethel, Maine 04217. Each person listed below is a citizen of the United States of America.

Name                                                         Title
----                                                         -----
Leslie B. Otten                                              Chairman, President

Chris Howard                                                 Secretary

Foster A. Stewart, Jr.                                       Assistant Secretary

Mark Miller                                                  Treasurer



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